Exhibit 99.4

ACTING
TODAY FOR A
GREENER
TOMORROW
Sun Life Financial has a long-standing commitment to sustainability, and as part of that commitment we are working to lighten our environmental footprint.
In an effort to help Sun Life Financial reduce the amount of printed material, please consider receiving your investor information from us via the Internet.
It’s easy, convenient, secure and private.
Follow these simple steps now:
Go to www.proxyvote.com or use your smartphone to scan the QR code provided
Enter the 12-digit control number from the enclosed Voting Instruction Form
Vote and make your final submission
Click on the “Enroll in Electronic Delivery” button
Enter and verify your email address
Create and verify your confidential PIN
Confirm you have read the Description of Service
Submit and you are done!
Life’s brighter under the sun
Sun Life Financial
© Sun Life Assurance Company of Canada, 2014. E-1-2014

ACTING
TODAY FOR A
GREENER
TOMORROW
Sun Life Financial has a long-standing commitment to sustainability, and as part of that commitment we are working to lighten our environmental footprint.
In an effort to help Sun Life Financial reduce the amount of printed material, please consider receiving your investor information from us via the Internet.
It’s easy, convenient, secure and private.
Follow these simple steps now:
Go to www.investordelivery.com
Enter the 12-digit enrollment number from the enclosed Request Form and “SUBMIT”
Enter and verify your email address
Create and verify your confidential PIN
Confirm you have read the Description of Service
Submit and you are done!
Life’s brighter under the sun
Sun Life Financial
© Sun Life Assurance Company of Canada, 2014. E-3-2014